TO OUR STOCKHOLDERS
______________________________________________________________________


1995 was the twenty-fourth consecutive record year for First National of Nebraska.

Earnings grew five million dollars to $82,241,000. This was a 21% return on average stockholders' equity.

Total assets reached $6,110,542,000 at year end, up 16% from the record $5,261,907,000 at year end 1994. In addition, we sold $200,000,000 in securitized credit card receivables during the year. Our real growth in assets reached $1 Billion for the second year in a row.

During 1995 we were pleased to welcome the employees of Union Colony Bank with their facilities in Greeley, Fort Collins, Loveland, and Windsor, Colorado. This investment further strengthens our long term strategy of expanding the banking franchise into the faster growing areas of our neighboring states.

While we believe in our long-term growth strategy, it should be noted that this produces a heavy charge against current earnings related to recent acquisitions. In 1995, this non-cash charge totaled $7,500,000 after taxes.

1995 also saw the issuance of $75,000,000 in 15 year subordinated capital notes by First National Bank of Omaha. This addition to capital will further strengthen Nebraska's largest bank for future growth.

We want to thank the more than 4,000 employees who have made this record growth a reality.



John R. Lauritzen             F. Phillips Giltner             Bruce R. Lauritzen


FIRST NATIONAL OF NEBRASKA AND SUBSIDIARIES
PERFORMANCE TRENDS
------------------------------------------------------------------------------------------------------------------------------------
LINE GRAPHS DEPICTING:

Assets  1995: $6,110,542,000      Earnings  1995: $82,241,000      Capital & Reserves  $497,571,000

YEAR       $ MILLIONS               YEAR        $ MILLIONS                    YEAR       $ MILLIONS
---------------------               ----------------------                    ---------------------
1972          298                   1972          1,959                       1972           20
1973          366                   1973          2,213                       1973           22
1974          360                   1974          2,405                       1974           20
1975          351                   1975          2,597                       1975           18
1976          372                   1976          3,155                       1976           20
1977          439                   1977          3,614                       1977           23
1978          503                   1978          3,976                       1978           27
1979          583                   1979          4,473                       1979           31
1980          625                   1980          5,075                       1980           35
1981          666                   1981          5,743                       1981           41
1982          715                   1982          6,575                       1982           46
1983          844                   1983          7,000                       1983           49
1984          873                   1984          8,700                       1984           59
1985        1,081                   1985         10,076                       1985           69
1986        1,118                   1986         11,637                       1986           80
1987        1,314                   1987         15,133                       1987           95
1988        1,726                   1988         23,253                       1988          121
1989        2,076                   1989         28,123                       1989          147
1990        2,548                   1990         33,217                       1990          186
1991        3,033                   1991         40,017                       1991          225
1992        3,574                   1992         52,126                       1992          272
1993        4,272                   1993         70,082                       1993          345
1994        5,262                   1994         77,133                       1994          415
1995        6,111                   1995         82,241                       1995          498

Loans 1995: $4,451,120,000     DEPOSITS 1995: $5,089,880,000      Return On Average Equity  20.8%

YEAR       $ MILLIONS              YEAR       $ MILLIONS                YEAR            %
---------------------              ---------------------                -----------------
1972          152                  1972           251                   1972         13.5
1973          183                  1973           296                   1973         16.5
1974          172                  1974           299                   1974         17.4
1975          175                  1975           280                   1975         18.5
1976          202                  1976           302                   1976         19.5
1977          215                  1977           336                   1977         19.2
1978          265                  1978           369                   1978         18.2
1979          327                  1979           411                   1979         17.9
1980          297                  1980           428                   1980         17.7
1981          377                  1981           411                   1981         17.4
1982          426                  1982           432                   1982         17.1
1983          528                  1983           557                   1983         16.3
1984          645                  1984           608                   1984         18.6
1985          738                  1985           741                   1985         18.0
1986          813                  1986           799                   1986         18.0
1987          988                  1987           970                   1987         19.8
1988        1,321                  1988         1,308                   1988         25.7
1989        1,581                  1989         1,642                   1989         24.3
1990        1,890                  1990         2,097                   1990         23.2
1991        2,224                  1991         2,575                   1991         23.3
1992        2,602                  1992         3,070                   1992         24.7
1993        3,184                  1993         3,652                   1993         26.8
1994        3,945                  1994         4,383                   1994         24.1
1995        4,451                  1995         5,090                   1995         20.8



FIRST NATIONAL OF NEBRASKA AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS
----------------------------------------------------------------------------------------------------------------------------------
                                                          YEAR ENDED DECEMBER 31,
                              1995                 1994                 1993                1992               1991
----------------------------------------------------------------------------------------------------------------------------------
                                                          (Amounts in Thousands Except Per Share Data)
Total assets            $6,110,542           $5,261,907           $4,271,853          $3,573,556         $3,033,098

Net income              $   82,241           $   77,133           $   70,082          $   52,126         $   40,017

Stockholders' equity    $  429,831           $  359,216           $  295,355          $  231,083         $  189,541

Allowance for
  loan losses           $   67,740           $   55,265           $   49,589          $   41,298         $   35,819
==================================================================================================================================
==================================================================================================================================
Per share data:

Net income              $   237.17           $   222.43           $   202.10          $   150.32         $   115.40

Dividends (1)           $    33.73           $    38.07           $    16.86          $    30.42         $    15.35

Stockholders' equity    $ 1,239.54           $ 1,035.90           $   851.74          $   666.39         $   546.59
==================================================================================================================================
(1)  On a historical basis, the dividend of $10.92 per share paid in December 1992 would have been paid in January 1993.
Dividends paid in 1994 include a special dividend related to earnings performance in 1993.
==================================================================================================================================
Profit ratios:

Return on average
  equity                      20.8%                24.1%                26.8%               24.7%              23.3%

Return on average
  assets                       1.5%                 1.7%                 1.9%                1.7%               1.5%
==================================================================================================================================
BANKING LOCATIONS

MAP DEPICTING:

NEBRASKA                   SOUTH DAKOTA         KANSAS             COLORADO
---------------------------------------------------------------------------

OMAHA                      YANKTON              KANSAS CITY        FORT COLLINS
NORTH PLATTE                                                       GREELEY
COLUMBUS                                                           LOVELAND
KEARNEY                                                            WINDSOR
FREMONT
BEATRICE
DAVID CITY
CHADRON
ALLIANCE
SCOTTSBLUFF
GERING
NORFOLK

FIRST NATIONAL OF NEBRASKA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

--------------------------------------------------------------------------------
                                                            DECEMBER 31,

ASSETS                                               1995                1994
--------------------------------------------------------------------------------
                                                       (Amounts in Thousands)

Cash and due from banks                           $  309,405          $  267,625
Federal funds sold and other
 short-term investments                              309,231              98,980
--------------------------------------------------------------------------------
    Total cash and cash equivalents                  618,636             366,605

Securities held-to-maturity; fair
 value $854,473,000 and $764,117,000                 846,737             782,050

Loans                                              4,451,120           3,944,807
  Less: Allowance for loan losses                     67,740              55,265
        Unearned income                               11,693              10,889
--------------------------------------------------------------------------------
    Net loans                                      4,371,687           3,878,653

Premises and equipment, net                           99,550              87,968
Other assets                                         173,932             146,631
--------------------------------------------------------------------------------
    TOTAL ASSETS                                  $6,110,542          $5,261,907
================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
Deposits:
  Non-interest bearing                            $  631,837          $  533,762
  Interest bearing                                 4,458,043           3,849,328
--------------------------------------------------------------------------------
    Total deposits                                 5,089,880           4,383,090

Federal funds purchased and U.S.
 Treasury notes                                      133,488              99,363
Commercial paper and commercial paper
 based borrowings                                    289,827             302,253
Other liabilities                                     58,300              46,519
Long-term debt and other
 interest-bearing obligations                          8,437              60,492
Capital notes                                        100,779              10,974
--------------------------------------------------------------------------------
    Total liabilities                              5,680,711           4,902,691


Contingencies and commitments

Stockholders' equity:
  Common stock, par value $5 a
   share; 346,767 shares authorized,
   issued, and outstanding                             1,734               1,734

  Additional paid-in capital                           2,604               2,604

  Retained earnings                                  425,493             354,878
--------------------------------------------------------------------------------
    Total stockholders' equity                       429,831             359,216
--------------------------------------------------------------------------------
    TOTAL LIABILITIES AND
     STOCKHOLDERS' EQUITY                         $6,110,542          $5,261,907
================================================================================
See Notes to Consolidated Financial Statements


FIRST NATIONAL OF NEBRASKA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------------------------
                                                      FOR THE YEAR ENDED DECEMBER 31,
                                                     1995          1994          1993
--------------------------------------------------------------------------------------------------
                                          (Amounts in Thousands Except Share and Per Share Data)
Interest income:
  Interest and fees on loans and                   $634,157      $490,169      $412,865
   lease financing
  Interest on securities:
     Taxable interest income                         45,492        32,777        32,339
     Nontaxable interest income                       1,436         1,465         1,846
  Interest on federal funds sold
   and other short-term                              10,298         5,780         2,922
   investments
--------------------------------------------------------------------------------------------------
       Total interest income                        691,383       530,191       449,972
--------------------------------------------------------------------------------------------------
Interest expense:
  Interest on deposits                              234,694       152,746       124,717
  Interest on commercial paper and
   commercial paper based                            18,435         8,797         6,310
   borrowings
  Interest on federal funds purchased
   and U.S. Treasury notes                            3,642         2,333         1,523
  Interest on long-term debt and
   other obligations and capital
   notes                                              7,689         4,340         2,432
--------------------------------------------------------------------------------------------------
       Total interest expense                       264,460       168,216       134,982
--------------------------------------------------------------------------------------------------
NET INTEREST INCOME                                 426,923       361,975       314,990

Provision for loan losses                           102,767        71,698        67,083
--------------------------------------------------------------------------------------------------
Net interest income after provision for             324,156       290,277       247,907
 loan losses

Other operating income:
  Processing services                                73,387        59,229        43,476
  Deposit services                                   18,520        19,419        17,431
  Trust and investment services                      15,086        13,039        11,402
  Commissions                                         9,823         8,243         7,236
  Miscellaneous                                      20,614        15,685        16,589
--------------------------------------------------------------------------------------------------
       Total other operating income                 137,430       115,615        96,134
--------------------------------------------------------------------------------------------------
Income before other operating expense               461,586       405,892       344,041

Other operating expense:
  Salaries and employee benefits                    119,698        97,481        83,165
  Communications and supplies                        56,382        52,949        42,087
  Loan services purchased                            47,486        39,746        34,465
  Purchased processing                               21,567        20,678        16,778
  Net occupancy expense of premises                  19,362        18,876        15,366
  Equipment rentals, depreciation                    23,879        18,646        15,791
   and maintenance
  Other professional services                        11,545        10,129         9,115
   purchased
  Federal deposit insurance                           5,020         8,534         7,012
  Miscellaneous                                      26,556        21,740        14,805
--------------------------------------------------------------------------------------------------
       Total other operating expense                331,495       288,779       238,584
--------------------------------------------------------------------------------------------------
Income before income taxes                          130,091       117,113       105,457

Income tax expense/(benefit):
     Current                                         54,284        44,159        39,201
     Deferred                                        (6,434)       (4,179)       (3,826)
--------------------------------------------------------------------------------------------------
       Total income tax expense                      47,850        39,980        35,375
--------------------------------------------------------------------------------------------------
NET INCOME                                         $ 82,241      $ 77,133      $ 70,082
==================================================================================================
Average number of shares outstanding                346,767       346,767       346,767
==================================================================================================
Net income per share                                $237.17       $222.43       $202.10
==================================================================================================
See Notes to Consolidated Financial Statements


FIRST NATIONAL OF NEBRASKA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993
--------------------------------------------------------------------------------------------

                                                       ADDITIONAL                 TOTAL
                                        COMMON STOCK    PAID-IN     RETAINED   STOCKHOLDERS'
                                       ($5 PAR VALUE)   CAPITAL     EARNINGS      EQUITY
--------------------------------------------------------------------------------------------
                                                       (Amounts in Thousands)

Balance, December 31, 1992                 $1,734        $2,604     $226,745     $231,083

Net Income                                   ----          ----       70,082       70,082

Net change in value of
  marketable equity securities               ----          ----           35           35

Cash dividends - $16.86 per share            ----          ----       (5,845)      (5,845)

--------------------------------------------------------------------------------------------

Balance, December 31, 1993                  1,734         2,604      291,017      295,355

Net Income                                   ----          ----       77,133       77,133

Net unrealized loss on securities
  available-for-sale                         ----          ----          (71)         (71)

Cash dividends - $38.07 per share            ----          ----      (13,201)     (13,201)

--------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1994                  1,734         2,604      354,878      359,216

NET INCOME                                   ----          ----       82,241       82,241

NET CHANGE IN UNREALIZED LOSS ON
  SECURITIES AVAILABLE-FOR-SALE              ----          ----           70           70

CASH DIVIDENDS - $33.73 PER SHARE            ----          ----      (11,696)     (11,696)

--------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1995                 $1,734        $2,604     $425,493     $429,831

============================================================================================
See Notes to Consolidated Financial Statements



FIRST NATIONAL OF NEBRASKA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------
                                                FOR THE YEAR ENDED DECEMBER 31,
Increase/(Decrease) in Cash and Cash
 Equivalents                                     1995        1994        1993
-------------------------------------------------------------------------------
                                                    (Amounts in Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income                                  $  82,241   $  77,133   $  70,082
    Adjustments to reconcile net
     income to net cash flows from
     operating activities:
       Provision for loan losses                102,767      71,698      67,083
       Depreciation and amortization             22,489      16,795      13,384
       Provision for deferred taxes              (6,434)     (4,179)     (3,826)
       Net change in trading
        account securities                         ----       5,416        (803)
       Origination of loans for resale          (25,054)    (63,685)    (86,457)
       Proceeds from the sale of loans           26,730      76,158      80,130
       Other asset and liability
        activity, net                             5,001      (8,967)     (3,742)
-------------------------------------------------------------------------------
  Net cash flows from operating activities      207,740     170,369     135,851

CASH FLOWS FROM INVESTING ACTIVITIES
       Acquisition of businesses (1)          $  28,041   $ 104,833   $  63,973
       Maturities of securities
        held-to-maturity                        354,495     217,403     253,368
       Purchases of securities
        held-to-maturity                       (395,064)   (345,221)   (278,744)
       Sales of securities
        available-for-sale                         ----       4,793      35,732
       Purchases of securities
        available-for-sale                         ----        ----     (14,979)
       Net increase in customer loans          (691,893)   (808,436)   (424,569)
       Securitization and sale of loans         200,000        ----        ----
       Purchases of premises and equipment      (26,089)    (26,546)    (19,423)
       Other, net                                 4,069       1,561       1,313
-------------------------------------------------------------------------------
     Net cash flows from investing
      activities                               (526,441)   (851,613)   (383,329)

CASH FLOWS FROM FINANCING ACTIVITIES
       Net increase in customer deposits      $ 539,118   $ 571,062   $ 183,087
       Net change in federal funds
        purchased                                33,924      48,860         173
       Issuance of debt and capital notes       115,914      46,162      54,259
       Principal repayments of debt and
        capital notes                           (93,362)    (35,048)    (16,199)
       Net change in commercial paper and
        commercial paper based borrowings       (13,166)    136,347     (10,536)
       Cash dividends paid                      (11,696)    (13,201)     (5,845)
-------------------------------------------------------------------------------
     Net cash flows from financing              570,732     754,182     204,939
      activities
-------------------------------------------------------------------------------
Net change in cash and cash equivalents         252,031      72,938     (42,539)

Cash and cash equivalents at beginning
 of year                                        366,605     293,667     336,206
-------------------------------------------------------------------------------
Cash and cash equivalents at end of year      $ 618,636   $ 366,605   $ 293,667
===============================================================================
Cash paid during the year for:
     Interest                                 $ 254,470   $ 160,458   $ 132,586
     Income taxes                             $  53,213   $  46,973   $  45,169
===============================================================================
NON-CASH INVESTING AND FINANCING ACTIVITIES
       Increase to assets and liabilities
        from business acquisitions            $  15,198   $    ----   $    ----
===============================================================================
See Notes to Consolidated Financial Statements

(1) In two separate acquisitions during 1995, the Company assumed liabilities of $169,394,000 and non-cash assets of $156,551,000. In two separate acquisitions during 1994, the Company assumed liabilities of $163,383,000 and non-cash assets of $58,550,000. In four separate acquisitions during 1993, the Company assumed liabilities of $406,482,000 and non-cash assets of $342,509,000.

FIRST NATIONAL OF NEBRASKA AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993
(Columnar Amounts in Footnotes are in Thousands Except Per Share Data)
________________________________________________________________________________
A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   PRINCIPLES OF CONSOLIDATION - The consolidated financial statements of First National of Nebraska and subsidiaries (the Company) include the accounts of the parent company; its substantially wholly-owned subsidiary, First National Bank of Omaha and its wholly-owned subsidiaries (the Bank); its wholly-owned other banking subsidiaries; and its nonbanking subsidiaries. All material intercompany transactions, profits and balances have been eliminated.

   In preparing such financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

   CASH AND CASH EQUIVALENTS - For the purpose of reporting cash flows, cash and cash equivalents include cash and due from banks, and federal funds sold and other short-term investments. Generally, federal funds are purchased and sold for one-day periods.

   SECURITIES - Securities held-to-maturity are carried at amortized cost based on the Company's ability and management's intent to hold the securities to maturity. Contractual maturities may differ from actual maturities due to issuers retaining early call or prepayment rights on certain securities. Securities available-for-sale are carried at fair value with unrealized holding gains and losses reported as a net amount in a separate component of stockholders' equity, net of deferred income taxes. Debt and equity securities that are held for current resale are classified as "trading securities" and are reported at market, with unrealized gains and losses included in earnings.

   LEASE FINANCING - Equipment for leasing to customers is acquired with no outside financing. These leases are accounted for using the financing method with income being recognized over the life of the lease on the interest yield method. They are carried at the Bank's cost of the investment which is reduced by cash flows arising out of the transaction, after providing necessary amounts for deferred income taxes in the period in which the benefits arise.

   PROVISION FOR AND ALLOWANCE FOR LOAN LOSSES - The provision for loan losses is based on past loan loss experience, management's evaluation of the loan portfolio under current economic conditions, and such other factors management believes deserve recognition in estimating loan losses. It is the Company's policy to charge off consumer credit card loans once they become 180 days past due. These charge-offs are considered in the determination of the provision for and allowance for loan losses.

   On January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114 (SFAS114), "Accounting by Creditors for Impairment of a Loan," which has been amended by SFAS118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." These statements apply to all loans except large groups of smaller balance homogeneous loans (such as individual consumer and residential real estate loans). SFAS114 requires that impaired loans within its scope be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the observable market price of the loan or the fair value of the underlying collateral. The adoption of the provisions of these statements had no material impact to the Company's consolidated financial statements.

   PREMISES AND EQUIPMENT - Additions and improvements to premises and equipment are capitalized at cost. Depreciation is charged to operating expense over the estimated useful lives of the assets and is computed using the straight-line method for financial statement purposes and an accelerated method for income tax purposes. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

   LOAN FEES - The Company defers certain fees and expenses incurred in the loan origination process, with recognition thereof, as a yield adjustment, over the contractual life of the related loan or the privilege period for consumer credit card loans.

   LOAN SERVICING - The Bank services real estate and individual consumer loans which it originates and sells to investors. These loans are not included in the accompanying consolidated financial statements. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, holding advance payments by borrowers for taxes and insurance and generally administering the loans for the investors to whom they have been sold.

   CREDIT CARD LOAN SECURITIZATION - The Bank has sold, on a revolving basis, credit card loans through a securitization program. Fees earned for servicing the loans are reported as income when the related loan payments are collected. Loan servicing costs are charged to expense as incurred. A controlled amortization method is used to allocate principal payments to the investors after the reinvestment period.

   INCOME TAXES - The Company files consolidated federal and state tax returns. Taxes of the subsidiaries, computed on a separate return basis, are remitted to the parent company. The Company uses the asset and liability approach for financial accounting and reporting of income taxes. This method gives current recognition to changes in federal income tax rates and laws.

   POSTRETIREMENT BENEFITS OTHER THAN PENSIONS - Postretirement benefits (such as health care benefits) are accrued by the Company during the years an employee provides services. A transition obligation resulting from adopting this method of accounting is being amortized over 20 years.

   INTANGIBLE ASSETS - Goodwill incurred by the Company is amortized using the straight-line method over periods ranging up to 25 years. Core deposits are amortized over periods not exceeding 10 years using straight-line and accelerated methods, as appropriate.

   FAIR VALUES OF FINANCIAL INSTRUMENTS - Fair values of financial instruments that are not actively traded are based on market prices of similar instruments and/or valuation techniques using market assumptions. Although management uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique.

   The Company assumes that the carrying amount of short-term financial instruments approximates their fair value. For these purposes, short-term is defined as any item that matures, reprices, or represents a cash transaction between willing parties within six months or less of the measurement date.

   TRUST ASSETS - Property (other than cash deposits) held by banking subsidiaries in fiduciary or agency capacities for their customers is not included in the accompanying consolidated statements of financial condition since such items are not assets of the Company. Trust fees are recorded on the accrual basis.

   NET INCOME PER SHARE - Net income per share is based on the average number of common shares outstanding during each year, weighted on a daily basis.

   OTHER - Certain reclassifications were made to prior years' financial statements to conform them to the improved classifications used in 1995. These reclassifications had no effect on net income or total assets.

B. SECURITIES:

   Securities held-to-maturity are comprised of the following:


                                                                 DECEMBER 31, 1995
------------------------------------------------------------------------------------------------------
                                                                GROSS          GROSS        ESTIMATED
                                               AMORTIZED      UNREALIZED     UNREALIZED        FAIR
                                                  COST          GAINS          LOSSES         VALUE
------------------------------------------------------------------------------------------------------
   U.S. Government obligations                  $811,338        $7,652         $(674)        $818,316
   Obligations of states and political
    subdivisions                                  21,438           479           (49)          21,868
   Collateralized mortgage obligations             1,961            48            (4)           2,005
   Other securities                               12,000           318           (34)          12,284
------------------------------------------------------------------------------------------------------
   Total securities held-to-maturity            $846,737        $8,497         $(761)        $854,473
======================================================================================================

   In 1995, proceeds from sales of securities available-for-sale reflected in other short-term investments were $1,957,000. There were no gross realized gains on these sales. Gross realized losses on these sales equaled $43,000. At December 31, 1995, the Company had no securities available-for-sale and no trading securities.

                                                                  December 31, 1994
------------------------------------------------------------------------------------------------------
                                                               Gross          Gross         Estimated
                                                Amortized    Unrealized     Unrealized         Fair
                                                   Cost        Gains          Losses          Value
------------------------------------------------------------------------------------------------------
   U.S. Government obligations                   $748,483       $108         $(18,240)      $730,351
   Obligations of states and political
    subdivisions                                   21,524        251             (349)        21,426
   Collateralized mortgage obligations              3,882         31              (58)         3,855
   Other securities                                 8,161        334              (10)         8,485
------------------------------------------------------------------------------------------------------
   Total securities held-to-maturity             $782,050       $724         $(18,657)      $764,117
======================================================================================================

   In 1994, proceeds from sales of securities available-for-sale were $4,793,000. Gross realized gains on these sales equaled $67,000. Gross realized losses on these sales equaled $269,000. At December 31, 1994, the Company had $1,930,000 in securities available-for-sale reflected in other short-term investments and no trading securities.

   U.S. Government obligations of $347,105,000, obligations of states and political subdivisions of $11,897,000 and collateralized mortgage obligations of $1,291,000 were pledged at December 31, 1995 as collateral for public funds and other purposes as required by law.

   Contractual maturities at December 31, 1995:

                                                              ESTIMATED
                                                AMORTIZED       FAIR
                                                   COST         VALUE
-----------------------------------------------------------------------
   Due in one year or less                       $308,159      $309,354
   Due after one year through five years          520,509       526,868
   Due after five years through ten years           5,541         5,655
   Due after ten years                             10,567        10,591
-----------------------------------------------------------------------
   Subtotal securities                            844,776       852,468
   Collateralized mortgage obligations              1,961         2,005
-----------------------------------------------------------------------
   Total securities held-to-maturity             $846,737      $854,473
=======================================================================

C. LOANS

   Loans are comprised of the following:

                                                             DECEMBER 31,
                                                         1995          1994
   ---------------------------------------------------------------------------
   Individual consumer                                $2,896,900    $2,648,006
   Commercial and financial                              565,264       486,772
   Real estate - mortgage                                518,394       395,816
   Real estate - construction                            131,401       105,484
   Agriculture                                           269,330       246,267
   Lease financing                                        59,054        57,459
   Other                                                  10,777         5,003
   ---------------------------------------------------------------------------
   Gross loans                                         4,451,120     3,944,807
   Less:
      Allowance for loan losses                           67,740        55,265
      Unearned income                                     11,693        10,889
   ---------------------------------------------------------------------------
   Net loans                                          $4,371,687    $3,878,653
   ===========================================================================

In addition to the above loans owned by the Company, individual consumer and mortgage loans serviced for others totaled $528,217,000 in 1995 and $323,795,000 in 1994.

   Lease financing is comprised of the following:                   DECEMBER 31,
                                                               1995          1994
   --------------------------------------------------------------------------------
   Direct financing leases:
      Lease payments receivable                               $49,716       $48,439
      Estimated residual value of equipment                     9,338         9,020
   --------------------------------------------------------------------------------
                                                               59,054        57,459
   Less unearned income                                         8,607         8,483
   --------------------------------------------------------------------------------
   Net leases                                                 $50,447       $48,976
   ================================================================================

Transactions in the allowance for loan losses are as follows:
                                                   FOR THE YEAR ENDED DECEMBER 31,
                                                 1995          1994          1993
   --------------------------------------------------------------------------------
   Balance beginning of year                   $ 55,265      $ 49,589      $ 41,298
   Balance at date of acquisition of
     acquired banks                               1,568           189         4,565
   Provision charged to operations              102,767        71,698        67,083
   Recoveries of amounts charged off             16,897        15,781        12,916
   --------------------------------------------------------------------------------
                                                176,497       137,257       125,862
   Less loans charged off                       108,757        81,992        76,273
   --------------------------------------------------------------------------------
   Balance end of year                         $ 67,740      $ 55,265      $ 49,589
   ================================================================================

At December 31, 1995, minimum lease financing payments receivable for each of the five succeeding years are approximately: $15,231,000 for 1996; $13,362,000 for 1997; $9,898,000 for 1998; $6,910,000 for 1999; and $2,897,000 for 2000.

The Company grants individual consumer, commercial, agricultural, and residential loans to customers. The business loan portfolio is well diversified, consisting of numerous industries located or headquartered primarily in Nebraska, Colorado, Kansas, and South Dakota. The majority of individual consumer loans are to customers located in the Midwest.

The Company evaluates each borrower's creditworthiness on a case-by-case basis. The amount of collateral obtained is based upon management's evaluation of the borrower. The individual consumer category is predominately unsecured, and reserves for potential losses associated with these loans have been established accordingly. The majority of the non-consumer loan categories are generally secured by real estate, operating assets, or financial instruments.

D. PREMISES AND EQUIPMENT:

   Premises and equipment is comprised of the following:

                                             DECEMBER 31,
                                           1995        1994
   ----------------------------------------------------------
   Land                                  $ 15,715    $ 13,356
   Building                                38,051      35,549
   Leasehold improvements                  37,638      29,772
   Equipment                               91,013      72,612
   ----------------------------------------------------------
                                          182,417     151,289

   Less accumulated depreciation           82,867      63,321
   ==========================================================
   Net premises and equipment            $ 99,550    $ 87,968
   ==========================================================

E. LONG-TERM DEBT, CAPITAL NOTES, AND LINES OF CREDIT:

   In December 1995, the Bank issued $75,000,000 in subordinated notes, due to mature on December 1, 2010. The subordinated notes pay interest semi-annually on June 1 and December 1 at a rate of 7.32%. The subordinated notes are unsecured and subordinated to the claims of depositors and general creditors of the Bank. No sinking fund has been provided, and the subordinated notes may not be redeemed, in whole or in part, prior to maturity.

   At December 31, 1995 and 1994, the Company had no outstandings and $41,000,000, respectively, of a $95,000,000 amended revolving line of credit, which bears a variable rate of interest tied to LIBOR. At December 31, 1995, the rate was 6.94%. The line will expire in October 1996, at which time, any outstanding balance will be converted into a term loan payable in sixteen equal quarterly installments. Among other restrictions, the loan agreement requires: minimum consolidated Tier I capital to total risk-adjusted assets of 5.00%; a consolidated return on average assets of not less than 1.00%; and approval from the lender to incur or assume additional debt.

   At December 31, 1995 and 1994, the parent company also had no outstandings and $10,500,000, respectively, of a $20,000,000 master revolving note which expires in June 1996. This master revolving note is unsecured and bears an interest rate equal to national prime.

   At December 31, 1995 and 1994, Bank premises were subject to a mortgage which required annual payments of $1,253,000, including interest at 7.75%, through the year 2003. The Bank may prepay the mortgage after 1996, with a prepayment premium. The mortgage balance was $6,813,000 and $7,508,000 at December 31, 1995, and 1994, respectively.

   The parent company has issued a total of $26,172,000 of unsecured capital notes, which require principal payments through 2006. The capital notes are noncallable and carry interest rates ranging from 9.00% to 12.50%. At December 31, 1995 and 1994, $25,779,000 and $10,974,000, respectively, were outstanding on these notes.

   Principal amounts due on long-term debt and other interest-bearing obligations in each of the succeeding five years and thereafter are approximately: 1996 - $5,340,000; 1997 - $3,615,000; 1998 - $2,393,000;
   1999 - $1,835,000; and 2000 - $2,094,000; thereafter - $93,939,000.

   At December 31, 1995, the Company had facilities to access the commercial paper market up to a maximum of $355,000,000, of which $289,827,000 was outstanding. Obligations are collateralized by $303,691,000 of consumer loans receivable. All of the facilities are fully backed by unused bank credit lines. In addition, the parent company has an unused bank line of credit of $15,000,000. Commitment fees of .125% to .375% are paid on these lines. The Company's commercial paper and commercial paper based borrowings are distributed on a national basis with proceeds used to finance consumer receivables.

F. INCOME TAXES:

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are as follows:

                                         1995       1994
   ------------------------------------------------------
   Deferred tax assets:
      Allowance for loan losses        $23,316    $19,225
      Other                              8,609      5,621
   ------------------------------------------------------
   Total deferred tax assets           $31,925    $24,846
   ------------------------------------------------------

   Deferred tax liabilities:
      Purchase accounting              $ 1,397    $ 2,361
      Lease financing                    2,603      2,022
      Other                              2,115      1,448
   ------------------------------------------------------

   Total deferred tax liabilities      $ 6,115    $ 5,831
   ------------------------------------------------------

   Net deferred tax assets             $25,810    $19,015
   ======================================================

   The income tax provisions differ from amounts currently payable because of different methods used in reporting for financial statement purposes and for income tax return purposes. The effect of these differences is as follows:

                                                 FOR THE YEAR ENDED DECEMBER 31,
   Deferred tax provision/(benefit):              1995        1994        1993
   ----------------------------------------------------------------------------
      Financing versus operating method of
        lease income accounting                 $   581     $   334     $(1,142)

      Bad debt deduction                         (3,855)     (1,973)     (1,099)

      Other items, net                           (3,160)     (2,540)     (1,585)
   ----------------------------------------------------------------------------
   Total deferred tax benefit                   $(6,434)    $(4,179)    $(3,826)
   ============================================================================

   The effective rates of total tax expense for the years ended December 31, 1995, 1994, and 1993 are different than the statutory federal tax rate. The reasons for the differences are as follows:

                                             FOR THE YEAR ENDED DECEMBER 31,
                                               1995       1994      1993
   ------------------------------------------------------------------------
                                               (Percent of pretax income)
   ------------------------------------------------------------------------
   Statutory federal tax rate                  35.0%      35.0%     35.0%

   Additions/(reductions) in taxes
    resulting from:

        Tax-exempt interest income             (0.7)      (1.0)     (2.4)

        State taxes                             1.9        1.1       2.0

        Other items, net                        0.6       (1.0)     (1.1)
   ------------------------------------------------------------------------

   Effective tax rate                          36.8%      34.1%     33.5%
   ========================================================================

G. PENSION PLAN AND RETIREMENT AGREEMENTS:

   The Company has a noncontributory, self-trusteed pension plan (the Plan) covering substantially all full-time employees with one or more years of service. The Plan generally provides for employee retirement at age sixty-five (early retirement at age fifty-five) and benefits based upon length of service and compensation. Lump sum death benefits are available as well as pre-retirement protection in the event of death before benefits commence.
   The Company's policy is to fund accrued pension cost necessary to provide the Plan, on an actuarial basis, with sufficient assets to meet the benefits to be paid to the Plan participants (normally up to the extent deductible under existing tax regulations). The benefits are funded under a self-administered pension trust with the Bank's Trust Department acting as Trustee.

   The net pension expense/(credits), included within other operating expense, are comprised of:

                                          FOR THE YEAR ENDED DECEMBER 31,
                                             1995        1994        1993
   -----------------------------------------------------------------------
   Service cost                            $ 2,925     $ 2,540     $ 2,082
   Interest cost                             2,103       1,812       1,526
   Return on assets                         (4,796)     (4,104)     (2,926)
   Amortization of transition cost            (395)       (395)       (460)
   Amortization of prior service cost           63          63          18
   -----------------------------------------------------------------------
      Net pension expense/(credits)        $  (100)    $   (84)    $   240
   =======================================================================

   The actuarial computation, using the "projected unit credit" actuarial method for these years, assumed a discount rate on benefit obligations of 7%, an expected long-term rate of return on plan assets of 7% and annual compensation increases of 5% over the remaining service lives of employees covered under the Plan. Variances between cost assumptions, expected return on assets and actual experience are amortized over the remaining service lives of employees covered under the Plan. At December 31, 1995, the Plan owned parent company common stock at a cost of $269,548.

   The table of actuarially computed benefit obligations and trusteed net assets of the Plan is presented below:

                                                    DECEMBER 31,
                                                 1995         1994
   -----------------------------------------------------------------
   Actuarial present value of benefit
    obligations:
      Vested benefits                          $(21,891)    $(19,111)
      Nonvested benefits                         (1,390)      (1,229)
   -----------------------------------------------------------------
   Accumulated benefit obligations              (23,281)     (20,340)
   Additional amounts related to projected
    salary increases                            (11,436)      (9,623)
   -----------------------------------------------------------------
   Projected benefit obligations                (34,717)     (29,963)
   Plan assets at market value consisting
    primarily of U.S. Government securities,
    common stocks and corporate bonds            73,128       52,915
   -----------------------------------------------------------------
   Excess of Plan assets over projected
    benefit obligations                          38,411       22,952
   Unrecognized net gain from past
    experience different from that assumed      (37,039)     (21,305)
   Unrecognized Plan net assets at January 1,
    1987 being recognized over 15 years          (1,912)      (2,306)
   Unrecognized prior service cost                  676          739
   -----------------------------------------------------------------
   Prepaid pension cost included within
    other assets                               $    136     $     80
   =================================================================

   In addition to the pension plan, the Company also has other employee-related expenses, including a profit sharing plan and 401(k) savings plan. Total cost for these plans, included within other operating expense, for the years ended December 31, 1995, 1994 and 1993 approximated $977,000, $838,000 and
   $643,000, respectively.

H. CONTINGENCIES AND COMMITMENTS:

   In the normal course of business, there are various outstanding commitments to extend credit in the form of unused loan commitments and standby letters of credit that are not reflected in the consolidated financial statements. Since commitments may expire without being exercised, these amounts do not necessarily represent future cash requirements. The Company uses the same credit and collateral policies in making commitments as those described in Note C.

   At December 31, 1995 and 1994, the Company had unused loan commitments of $1,056 million and $869 million, respectively. Additionally, standby letters of credit at December 31, 1995 of $36 million and $43 million at December 31, 1994 had been issued. The majority of these commitments are collateralized by various assets. No material losses are anticipated as a result of these transactions.

   The Company had unused consumer credit card lines of $11,900 million and $9,700 million at December 31, 1995 and 1994, respectively. The Company has the contractual right to change the conditions of the credit card members' benefits or terminate the unused line at any time without prior notice. Since many unused credit card lines are never actually drawn upon, the unfunded amounts do not necessarily represent future funding requirements.

   On December 27, 1985, the parent company entered into an option agreement which would allow it to acquire 90% ownership of a bank holding company which is owned by a stockholder of the parent company. The parent company had made payments totaling $1,500,000 as consideration for the option. A part of the agreement gave the issuer of the option the right to repurchase the option at increasing predetermined amounts any time prior to its exercise. On January 5, 1995, the issuer repurchased the option for $2,889,000. At December 31, 1994, the option was carried at the lower of cost or net realizable value.

   The Bank has certain operating leases on equipment and office space requiring minimum annual rental payments as follows: 1996-$12,253,000; 1997- $10,862,000; 1998-$11,308,000; 1999-$8,979,000; 2000-$6,421,000; and
   $8,002,000 thereafter through the year 2014. Rental expense on leases for the years ending December 31, 1995, 1994, and 1993 was approximately $13,476,000; $11,532,000; and $9,931,000, respectively.

I. REGULATORY RESTRICTIONS:

   The Company is governed by various regulatory agencies. Bank holding companies and their nonbanking subsidiaries are regulated by the Federal Reserve Board. National banks are primarily regulated by the Office of the Comptroller of the Currency (OCC). All federally-insured banks are also regulated by the Federal Deposit Insurance Corporation (FDIC). The Company's banking subsidiaries include seven national banks and two state-chartered banks, all of which are insured by the FDIC. The state-chartered banks are also regulated by state banking authorities.

   The ability of the parent company to pay cash dividends to its shareholders and service debt may be dependent upon cash dividends from its subsidiary banks. Subsidiary national banks are subject to regulatory restrictions on the amount they may pay in dividends. Without regulatory approval, the Company's subsidiary national banks may declare dividends in 1996 of $17,662,000 plus an additional amount equal to the undistributed net earnings in 1996, up to the date of declaration. At certain times, the Company may be further restricted in the amount of cash dividends that can be paid.

   The Company and its banking subsidiaries are required to maintain minimum capital in accordance with federal regulations. Generally, these regulations are: 1) 3% to 5% for Tier I capital to total assets (as defined); 2) 4% for Tier I capital to risk-adjusted assets; and 3) 8% for Total capital to risk-adjusted assets. The stated capital of the Company and its banking subsidiaries is subject to qualitative judgments by the regulators about components, risk weightings, and other factors. The Company and its banking subsidiaries exceeded these minimum regulatory capital requirements at December 31, 1995 and 1994.

   Under federal banking laws and regulations, the Company's banking subsidiaries are reviewed pursuant to a supervisory framework for prompt corrective action. This framework consists of five categories that are defined by different levels of capital. For the top-rated well-capitalized category, an institution must meet capital ratios of 5.0% for Tier I capital to total assets (as defined); 6.0% for Tier I capital to risk-adjusted assets; and 10.0% for Total capital to risk-adjusted assets. At December 31, 1995 and 1994, all of the Company's banking subsidiaries exceeded these minimum regulatory capital requirements for the top-rated well-capitalized category established by the supervisory agencies.

   At periodic intervals, the banking regulators routinely examine the financial statements of the Company and its subsidiaries as part of their legally prescribed oversight of the banking industry. Based on these examinations, the regulators can direct the financial statements to be adjusted in accordance with their findings. The regulators have not proposed material adjustments to the financial statements this year nor in prior years.

   Pursuant to Federal Reserve Bank requirements, the Company's banking subsidiaries are required to maintain certain cash reserve balances with the Federal Reserve system. At December 31, 1995 and 1994, the aggregate required cash reserve balances were approximately $52,546,000 and $47,641,000, respectively.


J. FAIR VALUES OF FINANCIAL INSTRUMENTS:

   The following presents the carrying amount and fair value of the specified assets and liabilities held by the Company at December 31, 1995 and 1994. The information presented is based on pertinent information available to management as of December 31, 1995 and 1994. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since that time, and the current estimated fair value of these financial instruments may have changed significantly since that point in time.

   SECURITIES: The fair value of the Company's securities is based on the quoted market prices at December 31, 1995 and 1994. The carrying amount and fair value of the Company's securities at December 31, 1995 was $846,737,000 and $854,473,000, respectively. The carrying amount and fair value of the Company's securities at December 31, 1994 was $782,050,000 and $764,117,000, respectively.

   LOANS: The fair value of the Company's loans have been estimated using two methods: 1) as indicated earlier, the carrying amount of short-term loans approximates fair value; and 2) for all other loans, discounting of projected future cash flows. When using the discounting method, loans are gathered by homogeneous groups with similar terms and conditions and discounted at a target rate at which similar loans would be made to borrowers at year end. In addition, when computing the estimated fair value for all loans, general reserves for loan losses are subtracted from the calculated fair value for consideration of credit issues. At December 31, 1995, the carrying amount and fair value of the Company's loans was $4,332,933,000 and $4,457,962,000, respectively. The carrying amount of loans for 1995 consists of gross loans of $4,451,120,000 less allowance for loan losses of $67,740,000 less net leases of $50,447,000. The fair value of loans for 1995 consists of gross loans of $4,576,149,000 less allowance for loan losses and net leases. At December 31, 1994, the carrying amount and fair value of the Company's loans was $3,840,566,000 and $3,976,700,000, respectively. The carrying amount of loans for 1994 consists of gross loans of $3,944,807,000 less allowance for loan losses of $55,265,000 less net leases of $48,976,000. The fair value of loans for 1994 consists of gross loans of $4,080,941,000 less allowance for loan losses and net leases.

   DEPOSITS: The methodologies used to estimate the fair value of deposits are similar to the two methods used to fair value loans. Deposits are gathered in homogeneous groups and the future cash flows of these groups are discounted using current market rates offered for similar products at year end. The carrying amount and fair value of the Company's deposits at December 31, 1995 was $5,089,880,000 and $5,126,951,000, respectively. The carrying amount and fair value of the Company's deposits at December 31, 1994 was $4,383,090,000 and $4,416,880,000, respectively.

   LONG-TERM DEBT AND CAPITAL NOTES: The fair value of long-term debt and other interest-bearing obligations and capital notes is estimated by discounting future cash flows using current market rates for similar debt instruments. The carrying amount and fair value of long-term debt and other interest-bearing obligations and capital notes at December 31, 1995 was $109,216,000 and $110,329,000, respectively. The carrying amount and fair value of long-term debt and other interest-bearing obligations and capital notes at December 31, 1994 was $71,466,000 and $72,143,000, respectively.

   OTHER FINANCIAL INSTRUMENTS: All other financial instruments of a material nature fall into the definition of short-term and fair value is estimated as the carrying amount. The carrying amount and fair value at December 31, 1995 of cash and due from banks was $309,405,000, federal funds sold and other short-term investments was $309,231,000, and other receivables and interest earned not collected was $58,664,000, which is included in other assets. The carrying amount and fair value at December 31, 1994 of cash and due from banks was $267,625,000, federal funds sold and other short-term investments was $98,980,000, and other receivables and interest earned not collected was $51,096,000, which is included in other assets.

   The carrying amount and fair value at December 31, 1995 of federal funds purchased and U.S. Treasury notes was $133,488,000, commercial paper and commercial paper based borrowings was $289,827,000, and accounts payable and accrued interest payable was $38,689,000, which is included in other liabilities. The carrying amount and fair value at December 31, 1994 of federal funds purchased and U.S. Treasury notes was $99,363,000, commercial paper and commercial paper based borrowings was $302,253,000, and accounts payable and accrued interest payable was $33,033,000, which is included in other liabilities.

   OFF-BALANCE SHEET FINANCIAL INSTRUMENTS: All material amounts of off-balance sheet items are characterized as short-term instruments because of the conditions of the contract and repricing ability. The carrying value of all off-balance sheet instruments approximates the fair value. At December 31, 1995 and 1994, the Company had unused loan commitments of $1,056 million and $869 million, respectively; standby letters of credit of $36 million and $43 million, respectively; and unused consumer credit card lines of $11,900 million and $9,700 million, respectively.

K. ACQUISITIONS:

   On January 5, 1995, a bank holding company subsidiary acquired Union Colony Bank, in a transaction accounted for as a purchase. Results of operations of the acquired company are included in the consolidated results since the date of acquisition. Total assets acquired approximate $200 million and are included in the Company's consolidated financial statements. Goodwill is being amortized over 25 years on a straight-line basis and core value of deposits is being amortized over 10 years on an accelerated method.

   In two separate acquisitions during 1994, the Company assumed liabilities of $163,383,000 and non-cash assets of $58,550,000.

   On October 31, 1993, the parent company acquired Larimer Bancorporation, Inc.
   (LBI), parent of First Interstate Bank of Fort Collins, N.A. (FIB), in a transaction accounted for as a purchase. LBI's name was changed to First National of Colorado, Inc. at acquisition and in 1994, FIB's name was changed to First National Bank. Results of operations of the acquired company are included in the consolidated results since the date of acquisition. Total assets acquired approximate $325 million and are included in the Company's consolidated financial statements. Goodwill is being amortized over 15 years, on a straight-line method. On an unaudited pro forma basis, had the acquisition occurred on January 1, 1993, the consolidated revenues would have been $566,259,000; consolidated net income would have been $70,038,000; and earnings per share would have been $201.97 for 1993.

   In April, 1993, the parent company chartered a de novo bank, First National Bank of Kansas, located in Overland Park, Kansas. First National Bank of Kansas acquired certain assets and assumed certain liabilities of the former College Boulevard National Bank through the FDIC. Total assets acquired approximate $70 million and are included in the Company's consolidated financial statements.

L. CONDENSED FINANCIAL INFORMATION OF FIRST NATIONAL OF NEBRASKA:

   FIRST NATIONAL OF NEBRASKA (parent company only)
   CONDENSED STATEMENTS OF FINANCIAL CONDITION

-------------------------------------------------------------------

                                                  DECEMBER 31,
ASSETS                                         1995          1994
-------------------------------------------------------------------
                                             (Amounts in Thousands)
Cash and due from banks (1)               $       437  $      1,481
Other short-term securities                     9,350          ----
-------------------------------------------------------------------
     Total cash and cash equivalents            9,787         1,481

Securities (1)                                    414           414
Commercial paper (1)                           45,000        45,000
Loans to subsidiaries (1) (3)                   1,377        10,455

Investment in subsidiaries (1 and 2):
   First National Bank of Omaha               163,656       184,457
   Other banking subsidiaries                 276,374       221,280
   Nonbanking subsidiaries                     15,509        14,158
-------------------------------------------------------------------
      Total investment in subsidiaries        455,539       419,895

Other assets (1)                                  832         2,384
-------------------------------------------------------------------
      TOTAL ASSETS                        $   512,949  $    479,629
===================================================================



LIABILITIES AND STOCKHOLDERS' EQUITY
-------------------------------------------------------------------

Payable to subsidiaries (1)               $     2,075  $      2,075
Commercial paper (1)                           45,000        45,000
Other liabilities (1)                           2,970         3,288
Deferred gain on sale of buildings (1)          6,974         7,576
Long-term debt and other                          320        41,499
 interest-bearing obligations
Capital notes                                  25,779        20,975
-------------------------------------------------------------------
      Total liabilities                        83,118       120,413

Stockholders' equity:
   Common stock                                 1,734         1,734
   Additional paid-in capital                   2,604         2,604
   Retained earnings                          425,493       354,878
-------------------------------------------------------------------
      Total stockholders' equity              429,831       359,216
-------------------------------------------------------------------

      TOTAL LIABILITIES AND
       STOCKHOLDERS' EQUITY               $   512,949  $    479,629
===================================================================

   (1) Partially or totally eliminated in consolidation.

   (2) Carried at cost plus equity in undistributed earnings and capital changes since date of acquisition or origination.

(3) At December 31, 1994, this balance consisted primarily of a $10,000,000 unsecured capital note issued to First National Bank of Omaha. This note was paid in full on December 7, 1995.

FIRST NATIONAL OF NEBRASKA (parent company only)
CONDENSED STATEMENTS OF OPERATIONS
----------------------------------------------------------------------------------------------------------------
                                                                     FOR THE YEAR ENDED DECEMBER 31,
                                                              1995                1994               1993
----------------------------------------------------------------------------------------------------------------
                                                         (Amounts in Thousands Except Share and Per Share Data)

Revenues:
Income from subsidiaries (1):
     Dividends from First National Bank of Omaha            $ 81,724            $ 32,879           $ 45,393
     Dividends from other banking subsidiaries                 5,411              14,770              5,181
     Dividends from nonbanking subsidiaries                    2,800               1,350              2,678
Interest income on commercial paper (1)                        2,798               1,657              1,238
Recognized gain on sale of buildings (1)                         602                 602                602
Recognized gain on sale of option                              1,389                ----               ----
Investment interest and other income (1)                         795                 196                128
----------------------------------------------------------------------------------------------------------------
         Total revenues                                       95,519              51,454             55,220


Expenses:
     Interest                                                  9,461               5,628              2,951
     Other (1)                                                   837                 883              1,263
----------------------------------------------------------------------------------------------------------------
         Total expenses                                       10,298               6,511              4,214

----------------------------------------------------------------------------------------------------------------
Income before income tax and equity in
 undistributed/(overdistributed) earnings of
 subsidiaries                                                 85,221              44,943             51,006
Income tax expense/(benefit)                                  (2,273)             (6,104)             2,190
----------------------------------------------------------------------------------------------------------------
         Total income before equity in undistributed/
         (overdistributed) earnings of subsidiaries           87,494              51,047             48,816
----------------------------------------------------------------------------------------------------------------
Equity in undistributed/(overdistributed)
 earnings of subsidiaries (1):
         First National Bank of Omaha                        (20,801)             19,258             11,441
         Other banking subsidiaries                           14,355               5,488              9,947
         Nonbanking subsidiaries                               1,193               1,340               (122)
----------------------------------------------------------------------------------------------------------------
         Total equity in undistributed/
         (overdistributed) earnings of subsidiaries           (5,253)             26,086             21,266
----------------------------------------------------------------------------------------------------------------
NET INCOME                                                  $ 82,241            $ 77,133           $ 70,082
================================================================================================================
 Average number of shares outstanding                        346,767             346,767            346,767
================================================================================================================
 Net income per share                                       $ 237.17            $ 222.43           $ 202.10
================================================================================================================


(1) Partially or totally eliminated in consolidation.

FIRST NATIONAL OF NEBRASKA (parent company only)
CONDENSED STATEMENTS OF CASH FLOWS

----------------------------------------------------------------------------------------------------------------
                                                                              FOR THE YEAR ENDED DECEMBER 31,
Increase/(Decrease) in Cash and Cash Equivalents                               1995         1994         1993
----------------------------------------------------------------------------------------------------------------
                                                                                   (Amounts in Thousands)
 CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income                                                                $  82,241     $  77,133   $   70,082
    Adjustments to reconcile net income to net cash
    flows from operating activities:
         Equity in (undistributed)/overdistributed
           earnings of subsidiaries                                             5,253       (26,086)     (21,266)
         Recognized gain on sale of buildings                                    (602)         (602)        (602)
         Recognized gain on sale of option                                     (1,389)         ----         ----
         Other, net                                                              (259)       (4,921)       3,547
----------------------------------------------------------------------------------------------------------------
  Net cash flows from operating activities                                     85,244        45,524       51,761

CASH FLOWS FROM INVESTING ACTIVITIES
    Maturities of securities held-to-maturity                               $    ----     $    ----   $    4,741
    Purchases of securities held-to-maturity                                     ----          ----       (3,958)
    Net change in commercial paper                                               ----       (10,000)        ----
    Proceeds from sale of option                                                2,889          ----         ----
    Payment for business acquisitions (1)                                        ----          ----      (68,009)
    Change in investment in subsidiaries and other assets                     (16,237)      (43,482)     (16,557)
----------------------------------------------------------------------------------------------------------------
  Net cash flows from investing activities                                    (13,348)      (53,482)     (83,783)

CASH FLOWS FROM FINANCING ACTIVITIES
    Issuance of debt and capital notes                                      $  15,000     $  45,800   $   45,000
    Principal repayments of debt and capital notes                            (66,894)      (34,300)      (6,898)
    Net change in commercial paper                                               ----        10,000         ----
    Cash dividends paid                                                       (11,696)      (13,201)      (5,845)
----------------------------------------------------------------------------------------------------------------
  Net cash flows from financing activities                                    (63,590)        8,299       32,257
----------------------------------------------------------------------------------------------------------------

Net change in cash and cash equivalents                                         8,306           341          235

Cash and cash equivalents at beginning of year                                  1,481         1,140          905
----------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                                    $   9,787     $   1,481   $    1,140
================================================================================================================

Cash paid during the year for:
  Interest                                                                  $   9,171     $   5,541   $    2,590
  Income taxes                                                              $    ----     $    ----   $     ----
================================================================================================================

NON-CASH INVESTING AND FINANCING ACTIVITIES
    Increase to assets and liabilities from business acquisitions           $  15,198     $    ----   $     ----
================================================================================================================


(1) The parent company paid cash for business acquisitions during 1993.

INDEPENDENT AUDITORS' REPORT



Board of Directors and Stockholders
First National of Nebraska, Inc.
Omaha, Nebraska



We have audited the accompanying consolidated statements of financial condition of First National of Nebraska, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First National of Nebraska, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.



January 31, 1996
Omaha, Nebraska

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company consists of the parent company, which is a Nebraska-based interstate bank holding company, and its consolidated subsidiaries. Its principal assets include First National Bank of Omaha and its wholly-owned subsidiaries; First National Bank and Trust Company of Columbus; First National Bank, North Platte; Platte Valley State Bank and Trust Company, Kearney; The Fremont National Bank and Trust Company; First National Bank of Kansas, Overland Park, Kansas; First National Bank South Dakota, Yankton, South Dakota; and First National of Colorado, Inc., and its wholly-owned subsidiaries First National Bank, Fort Collins, Colorado and Union Colony Bank, Greeley, Colorado. The Company also has nonbanking subsidiaries, which in the aggregate are not material.

The Company is governed by various regulatory agencies. Bank holding companies and their nonbanking subsidiaries are regulated by the Federal Reserve Board. National banks are primarily regulated by the OCC. All federally-insured banks are also regulated by the FDIC. The Company's banking subsidiaries include seven national banks and two state-chartered banks, all of which are insured by the FDIC. The state-chartered banks are also regulated by state banking authorities.

The Company was one of the originators of the bank credit card industry and has over 40 years' experience in this business. Through a banking subsidiary, the Company conducts a significant consumer credit card service under license arrangements with VISA USA and MasterCard International, Inc. The Company's credit card customers are located throughout the United States, but primarily in the Midwest. At December 31, 1995, the Company ranked among the top 25 card issuing entities based on the amount of managed credit card loans outstanding. The Company originates all new credit card accounts for itself and its affiliates and does not purchase existing accounts from other originators.
Gross revenues associated with credit card loans was 56% of total gross revenues in 1995. There is significant competition in the credit card industry from other financial institutions and from nonbanking entities. With the increased competition, there is downward pressure on rates and fees charged to cardholders. All these factors work to put pressure on the profitability of the credit card business.

The Company continues to make substantial investments in data processing technology for both its own data processing needs and to provide various data processing services for unaffiliated parties. The services provided include automated clearinghouse transactions, merchant credit card processing, and check processing. The Company ranks as one of the larger merchant credit card processors in the United States with over $13 billion processed in 1995 and $11 billion processed in 1994. It also was among the 15 largest automated clearinghouse processors in the country during 1995 and 1994, and is one of the largest check processors in its market area. The Company provides data processing services to over 40 non-affiliated banks located in nine states. The Company has increased fee income through the significant expansion of these services. With the increased volumes processed, the Company is subjected to greater pricing and technology risks. The Company continues to closely monitor the risks and competitive conditions.


CAPITAL RESOURCES:

The Company and its banking subsidiaries are required to maintain minimum capital in accordance with federal guidelines. Generally, these guidelines are:
1) 3% to 5% for Tier I capital to total assets defined as stockholders' equity less intangibles and goodwill as a percent of quarterly average assets less intangibles and goodwill; 2) 4% for Tier I capital to risk-adjusted assets; and
3) 8% for Total capital to risk-adjusted assets. Total capital is defined as Tier I capital plus a certain portion of allowance for loan and lease loss and certain debt and equity instruments.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") imposed a significant amount of new regulation on the banking industry. A substantial part of FDICIA's regulatory restrictions is focused on the capital level of financial institutions and the relative risk of their assets and liabilities. Most of the regulatory mandates of FDICIA now have been implemented by the federal banking agencies through final regulations. These include regulations relating to corrective regulatory action, standards of safety and soundness and various deposit insurance reforms.

Under FDICIA, bank regulators have established a supervisory framework based on a financial institution's capital level as described in Note I. At December 31, 1995, First National Bank of Omaha and all other banking subsidiaries of the Company exceeded the minimum requirements for the well-capitalized category. Because the Company's banking subsidiaries are classified in this category, management feels that FDICIA does not materially impact the Company's consolidated financial statements or operations.

In 1995, First National Bank of Omaha issued $75.0 million in 15 year subordinated capital notes. These subordinated capital notes, along with $25.8 million in capital notes outstanding in connection with the Company's previous acquisitions, count towards meeting the required capital standards, subject to certain limitations. The Company historically has paid dividends equal to 15% of expected net income. The remainder is retained in capital to fund the growth of future operations and to maintain minimum capital standards.

LIQUIDITY AND INTEREST MARGIN MANAGEMENT:

The Company and its banking subsidiaries closely manage liquidity and interest margins.

Liquidity is the management of funding demands for loan growth and deposit withdrawals balanced against funds generated by loan repayments, the maturity of securities and core deposit growth. The Company believes liquidity is found on both sides of the balance sheet. Liquidity is evaluated by the Company using three distinct processes: addressing daily liquidity needs; the use of non-core deposits; and expected loan demands against liquidity. The Company evaluates its interest margin in conjunction with liquidity. The Company does not use financial instruments such as hedges, swaps, futures, or other derivative products. Computer-based models are utilized to forecast how potential interest rate scenarios and balance sheet strategies will interact with the Company's liquidity and interest margin requirements.

The Company maintains commercial paper throughout the year. At December 31, 1995, all commercial paper issued matures within 57 days. The commercial paper issued by the Company is supported for liquidity purposes by loan commitments from various financial institutions. See Note E to the Consolidated Financial Statements for further discussion.

Additionally, in September 1995, the Company increased the diversity of its credit card funding sources through a new securitization program. At December 31, 1995, the Company had securitized $200 million of credit card loans through this program.


INTEREST SENSITIVITY ANALYSIS:

The following table represents management's estimate of projected maturity or repricing of the Company's interest-earning assets and interest-bearing liabilities at December 31, 1995. The Company closely monitors the repricing of assets and liabilities to obtain an acceptable interest spread in periods of rising or falling rates. Through the use of product selection and product pricing the Company manages asset and liability volumes and interest spreads. Management believes that the table will approximate actual experience; however, the interest rate sensitivity of the Company's interest-earning assets and interest-bearing liabilities could vary if different assumptions were used or if actual experience differs from the assumptions utilized.


                                                     Greater Than
                                                     Three Months      One Year         Over
                                     Three Months     Less Than         Through         Five
As of December 31, 1995                 or Less        One Year        Five Years       Years         Total
-------------------------------------------------------------------------------------------------------------
                                                              (Amounts in Thousands)
Earning assets:
     Investment activities            $  368,056       $  249,374      $  520,945      $ 17,593    $1,155,968
     Lending activities                1,597,757          397,080       2,269,600       186,683     4,451,120
-------------------------------------------------------------------------------------------------------------
Total earning assets                   1,965,813          646,454       2,790,545       204,276     5,607,088
Interest bearing liabilities           1,943,953        1,385,104       1,567,477        94,040     4,990,574
-------------------------------------------------------------------------------------------------------------
Interest sensitive GAP                    21,860         (738,650)      1,223,068       110,236       616,514

GAP as a percent of
  total earning assets                       0.4%           (13.2%)          21.8%          2.0%         11.0%
=============================================================================================================
Cumulative Interest sensitive GAP         21,860         (716,790)        506,278       616,514

Cumulative GAP as a percent
  of total earning assets                    0.4%           (12.8%)           9.0%         11.0%
=============================================================================================================

RESULTS OF OPERATIONS:

INTEREST INCOME AND INTEREST EXPENSE:
The Company's primary source of income is net interest income: the difference between interest income and fees derived from earning assets and interest paid on liabilities. In 1995, net interest income was $426.9 million, a 17.9% increase over 1994. In 1994, net interest income was $362.0 million, a 14.9% increase over 1993. A significant amount of gross interest income is derived from consumer credit card loans. During the three year period ending December 31, 1995, the Company successfully repriced its assets and liabilities to maintain the net interest margin reported. In the current rate environment and because of the contractual terms of these loans, the Company's net interest margin will most likely remain stable if rates change modestly, up or down. Therefore, it is anticipated that the Company will experience a comparable margin in 1996.

PROVISION FOR LOAN LOSSES:
The Company evaluates its allowance for loan losses on a monthly basis. Adjustments necessary to the allowance are determined based upon a review of the individual loan portfolios within the Company. Management's review of the adequacy of the allowance for loan losses is based upon a review of collateral values, delinquencies, non-accruals, payment histories and various other analytical and subjective measures.

The provision for loan losses in 1995 was $102.8 million, as compared to $71.7 million and $67.1 million in 1994 and 1993, respectively. The 43.3% increase in 1995 was due to a 25.3% increase in average loans in 1995 over 1994, increased levels of consumer bankruptcies and the maturing of the large volume of individual consumer loans originated in 1994. The 6.9% increase in the 1994 provision was due to a 23.9% growth in loans in 1994. The individual consumer loan category accounted for 49.2% of the total loan growth in 1995 and 76.1% in 1994. The loss experience in this category is traditionally higher than in other loan categories, producing an increase in non-performing loans. The offset to the higher loss experience is the interest rates charged and the resulting revenues related to individual consumer loans are higher.

OTHER OPERATING INCOME:
Other operating income rose 18.9% and 20.3% in 1995 and 1994, respectively. The majority of these increases were due to processing services income increasing by 23.9% in 1995 and 36.2% in 1994. This was due to increases in volumes processed from new and existing customers in merchant processing. Base deposit services increased 10.5% for 1995 due to general growth, but was offset due to a major customer converting to in-house check processing, resulting in a 4.6% decrease overall. The 1994 increase of 11.4% in deposit services was due to general growth of the Company and the fourth quarter 1993 acquisition. Income related to trust and investment services and commissions grew in 1995 and 1994 as a result of the general growth of the Company. Miscellaneous income increased in 1995 by 31.4% due to increased revenues from non-banking subsidiaries and the gain on the sale of an option as explained in Note H to the consolidated financial statements. The decrease of 5.4% in miscellaneous income in 1994 was related to general business fluctuations and competitive pricing.

OTHER OPERATING EXPENSE:
Other operating expense rose 14.8% and 21.0% in 1995 and 1994, respectively. Increases in loan services purchased totaled $47.5 million in 1995 and $39.7 million in 1994, resulting in 19.5% and 15.3% increases in 1995 and 1994, respectively. The 1995 and 1994 increases reflect expenses incurred in processing additional volumes and in the promotion and acquisition of new loan relationships. Equipment rentals, depreciation and maintenance increased 28.1% and 18.1% in 1995 and 1994, respectively, primarily due to investments in technology and acquisitions. Federal deposit insurance decreased by 41.2% in 1995 due to a change in the regulatory assessment rates. The increase in federal deposit insurance of 21.7% in 1994 was due to a 22.8% increase in average deposits for 1994. Purchased processing expenses increased 23.2% in 1994 due to continued growth in the number of credit card transactions received through the merchant processing system, noted increases in loan volumes and the fourth quarter 1993 acquisition of a merchant sales organization. Although volumes continued to increase in 1995, a higher percentage of the transactions were processed internally, resulting in a 4.3% increase in purchased processing. Expenses in 1995 and 1994 related to salaries and employee benefits, communications and supplies, occupancy, other professional services and other miscellaneous expenses grew as a result of the general growth of the Company and the acquisitions in the fourth quarter of 1993 and first quarter of 1995.

IMPACT OF FUTURE EVENTS:

ACCOUNTING:
Statement of Financial Accounting Standards No. 121 (SFAS121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," is effective for fiscal years beginning after December 15, 1995. SFAS121 requires qualifying long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less costs to sell. The Company believes that the adoption of this Statement will not have a material impact to its consolidated financial statements.

Statement of Financial Accounting Standards No. 122 (SFAS122), "Accounting for Mortgage Servicing Rights," is effective for fiscal years beginning after December 15, 1995. SFAS122 requires a mortgage banking enterprise to recognize as separate assets, rights to service mortgage loans for others, however those servicing rights are acquired. This Statement also requires a mortgage banking enterprise to assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. The Company believes that the adoption of this Statement will not have a material impact to its consolidated financial statements.

TRENDS:
Annual growth of assets, loans, deposits, capital and reserves, and earnings are indicated on pages 2 and 3. These trends are a direct result of strong internal growth and acquisitions.

FIRST NATIONAL OF NEBRASKA AND SUBSIDIARIES
SELECTED FINANCIAL DATA


---------------------------------------------------------------------------------------------------------
                                                              YEAR ENDED DECEMBER 31,
                                             1995         1994         1993         1992         1991
---------------------------------------------------------------------------------------------------------
                                                    (Amounts in Thousands Except Per Share Data)

Total interest income and
  other operating income                  $  828,813   $  645,806   $  546,106   $  481,423   $  426,313

Provision for loan losses                 $  102,767   $   71,698   $   67,083   $   64,467   $   60,745

Net income                                $   82,241   $   77,133   $   70,082   $   52,126   $   40,017

Net income per share                      $   237.17   $   222.43   $   202.10   $   150.32   $   115.40

Cash dividends per share (2)              $    33.73   $    38.07   $    16.86   $    30.42   $    15.35

Total assets                              $6,110,542   $5,261,907   $4,271,853   $3,573,556   $3,033,098

Long-term debt and capital notes          $  109,216   $   60,966   $   60,705   $   21,534   $   22,380





THE COMPANY'S STOCK IS TRADED  OVER-THE-COUNTER.
BID PRICE QUOTES PER SHARE, HIGH AND LOW, BY QUARTER (1)
---------------------------------------------------------------------------------------------------------


                                                                1995                       1994
                                                          HIGH          LOW         HIGH          LOW
                                                     ----------------------------------------------------

1st quarter                                             $2,400       $2,350       $2,000       $1,700
2nd quarter                                              2,710        2,400        2,300        2,000
3rd quarter                                              2,935        2,710        2,300        2,300
4th quarter                                              3,650        2,935        2,350        2,300


DIVIDENDS PER SHARE (2)
---------------------------------------------------------------------------------------------------------

                                                                 1995                      1994
                                                     ----------------------------------------------------
January                                                         $9.73                    $15.36
April                                                            8.00                      7.57
June                                                             8.00                      7.57
September                                                        8.00                      7.57



NUMBER OF  STOCKHOLDERS
--------------------------------------------------------------------------------
As of January 31, 1996, there were 346,767 shares of common stock issued and outstanding which were held by more than 350 shareholders of record. The shareholders of record number does not reflect the persons or entities who hold their stock in nominee or "street" name.

(1)  Source:  Kirkpatrick, Pettis, Smith, Polian, Inc., Omaha, Nebraska
              Such over-the-counter market quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The parent company's common stock experiences limited trading activities.

(2) On a historical basis, a dividend of $10.92 per share paid in December 1992 would have been paid in January 1993. Dividends paid in 1994 include a special dividend related to earnings performance in 1993.

                      ==================================
                      FIRST NATIONAL OF NEBRASKA
                      OFFICERS AND DIRECTORS
                      ==================================

                                   F.P. Giltner
                                   Chairman & Secretary

                                   B.R. Lauritzen
                                   President & Treasurer

                                   J.R. Lauritzen
                                   Chairman Emeritus

          FIRST NATIONAL BANK OF OMAHA
          OFFICERS AND DIRECTORS

===================================================================================================================
    **F.P. Giltner......Chairman                        *E.J. Eliopoulos...Executive Vice President
    **B.R. Lauritzen....President                       *J.W. Henry........Executive Vice President
                                                        *D.A. O'Neal.......Executive Vice President
    **J.R. Lauritzen....Chairman Emeritus               *C.R. Walker.......Executive Vice President
-------------------------------------------------------------------------------------------------------------------
     *H.M. Dietz........Director                        *H.J. Young........Director
-------------------------------------------------------------------------------------------------------------------

BANKCARD DIVISION
                        *J.L. Doody, Senior Vice President and Division Head

J.W. Barry..............Vice President                  J.R. Bogatz........Second Vice President
T.R. Haller.............Vice President                  C.E. Henkel........Second Vice President
J.G. Langenfeld.........Vice President                  M.W. Lawver........Second Vice President
J.W. Shanahan...........Vice President                  D.G. Nutty.........Second Vice President
                                                        R.M. Pedersen......Second Vice President

J.A. Black..............Marketing Officer               J.A. Johnson.......Operations Officer
L.A. Bruster............Operations Officer              F.D. Kelly.........Operations Officer
D.M. Casart.............Marketing Officer               C.P. King..........Operations Officer
K.E. Couto..............Operations Officer              D.E. Kozeny........Operations Officer
D.L. Dugan..............Marketing Officer               K.M. Nilles........Operations Officer
L.M. Dugan..............Operations Officer              R.J. O'Meara.......Finance Officer
R.L. Felt...............Operations Officer              M.C. Reilly........Marketing Officer
R.J. Gaspari............Operations Officer              S.R. Schuttler.....Operations Officer
                                                        S.E. Wagner........Marketing Officer

-------------------------------------------------------------------------------------------------------------------

CORPORATE ADMINISTRATION

                        *E.S. Turille, Senior Vice President and Division Head

T.D. Hart...............Vice President & Comptroller    J.A. Lindhjem......Second Vice President
T.L. Engle..............Vice President                  J.M. Morran........Second Vice President
                                                        J.A. Swoopes.......Director, Community Development

M.G. App................Investment Officer              B.D. Ridder........Operations Officer
P.D. Bortle.............Finance Officer                 N.M. Roberts.......Marketing Officer
C.O. Howard.............Government Affairs Officer      D.W. Ulferts.......Investment Officer
A.J. Krings.............Finance Officer                 M.K. Wascher.......Operations Officer
W.L. Landen.............Purchasing Officer              D.A. Wells.........Operations Officer
J.E. Lehning............Facilities Officer              J.L. Wells.........Finance Officer
R.D. Reed...............Operations Officer              B.K. Williams......Operations Officer

                                             PERSONNEL

R.J. Urban..............Vice President                  M.S. Foutch........Human Resources Officer
G.C. Beauchamp..........Affirmative Action Officer      E.A. Mazzotta......Training Officer
                        and Human Resources Officer     A.   Warren..........Training Officer
A.M. Abboud.............Training Officer

-------------------------------------------------------------------------------------------------------------------

CORPORATE AND FINANCIAL INSTITUTIONS DIVISION

                        *C.H. Fries, Jr. CCL, Senior Vice President and Division Head

J.P. Bonham.............Vice President                  W.S. Morris.........Vice President
R.G. Eastman............Vice President                  J.D. Norwood........Vice President
D.S. Erker..............Vice President                  S.K. Ritzman........Vice President
A.C. Hansen.............Vice President                  T.J. Rohling........Vice President
S.J. Howland-Moline.....Vice President                  G.J. Tomka..........Vice President
T.H. Jensen.............Vice President                  P.W. Zandbergen.....Vice President
H.F. Kuehl..............Vice President                  M.K. McMillan.......Second Vice President
G.H. Matters............Vice President                  S.K. Norris.........Second Vice President
                                                        T.J. Pritchard......Second Vice President

M.A. Baratta............Commercial Loan Officer         J.R. Kamm...........Commercial Loan Officer
J.D. Bierwirth..........Correspondent Loan Officer      P.B. Marshall.......Credit Officer
B.S. Cox................Leasing Officer                 P.E. Moyer..........Commercial Loan Officer
R.L. Eigsti.............Private Banking Officer         W.A. Nesbitt........International Officer
                                                        M.T. Phelps.........Ag. Loan Officer

-------------------------------------------------------------------------------------------------------------------
     ** Executive Committee Member   * Director

28

-------------------------------------------------------------------------------------------------------------------
DATA AUTOMATION DIVISION

                        J.C.C. Schmidt, Senior Vice President and Division Head

J.W. Irwin..............Vice President                  C.E. Marsh.............President
W.C. Lopeman............Vice President

G.O. Andersen...........Manager, Bank Support           R.L. Harlow............Quality Assurance Manager
D.L. Buss...............Technical Support Manager       D.W. Naumann...........Manager Communication Services
C.A. Campbell...........Manager, Merchant Programming   M.P. O'Neil............BCC Automation Manager
R.B. Carson.............Manager, Micro Development      R.L. Sailors...........Operations Officer
H. Davis................Operations Officer              D.J. Kampschneider.....Assistant Operations Officer
                                                        M.D. Waddington........Manager, LAN Support

-------------------------------------------------------------------------------------------------------------------

FIRST INTEGRATED SYSTEMS DIVISION

                        F.A. Marshall, Senior Vice President and Division Head

J.F. Fiedler............Second Vice President           M.F. Sack..............Client Services Manager
L.L. Linhart............Director, Client Services

-------------------------------------------------------------------------------------------------------------------

OPERATIONS DIVISION

                        *E.J. Eliopoulos, Executive Vice President and Division Head

R.A. Huddleston.........Vice President                  J.P. Cermak............Second Vice President
R.K. Oatman.............Vice President & Cashier        A.P. Garcia............Second Vice President

P.A. Beister............Operations Officer              P.C. Siegfried.........Marketing Officer
J.A. McConnell..........Operations Officer              J.M. Strattan..........Marketing Officer
K.J. Oviatt.............Operations Officer              C.A. Stump.............Operations Officer
E.H. Peters.............Operations Officer              J.R. Van Horne.........Operations Officer
W.A. Schunk.............Operations Officer              S.L. Vanness...........Operations Officer
                                                        M.J. Wickert...........Operations Officer

-------------------------------------------------------------------------------------------------------------------

RETAIL DIVISION

 *C.R. Walker, Executive Vice President                  L.A. Minarik, Vice President and Division Head

M.C. Buchele............Vice President                  A.   Williams..........Vice President
R.A. Frandeen...........Vice President                  W.M. Gdovic............Second Vice President
R.J. Horak..............Vice President                  S.L. Hastings..........Second Vice President
E.J. Kelleher...........Vice President                  J.E. Rerucha...........Second Vice President
K.D. Odenreider.........Vice President                  L.E. Keslar............President - Beatrice
M.S. Seger..............Vice President                  L.G. Novak.............President - David City

G.G. Anderson...........Retail Banking Officer          L.L. Henze.............Mortgage Loan Officer
C.E. Backhus............Operations Officer              J.F. Hession, Jr.......Loan Officer
C.K. Balzer.............Retail Banking Officer          C.K. Johnson...........Mortgage Loan Officer
L.M. Buchele............Operations Officer              D.M. Kernen............Finance Officer
B.J. Burns..............Operations Officer              B.J. Koch..............Retail Banking Officer
L.M. Cannon.............Loan Officer                    K.J. Koehler...........Loan Officer
G.P. Chadwell...........Operations Officer              M.E. Mahoney...........Retail Banking Officer
M.M. Dickey.............Retail Banking Officer          S.L. Pinegar...........Retail Banking Officer
S.L. Dugan..............Retail Banking Officer          D.M. Pontious..........Operations Officer
T.J. Engelsman..........Retail Banking Officer          D.R. Ryan..............Loan Officer
T.S. Flint..............Operations Officer              D.L. Siders............Mortgage Loan Officer
G.J. Gamerl.............Operations Officer              M.B. Stoffel...........Marketing Officer
N.E. Gullion............Loan Officer                    P.W. Smith.............Operations Officer
S.R. Hasebroock.........Retail Banking Officer          H.M. Wehmiller.........Loan Officer

-------------------------------------------------------------------------------------------------------------------

TRUST, PENSION & PROFIT SHARING DIVISION

                         M. M. Diehl, Trust Officer and Division Head

T.W. Allen..............Trust Officer                   H.B. Kosowsky..........Trust Officer
R.D. Chapman............Trust Officer                   J.E. Lenihan...........Trust Officer
T.J. Gaughen............Trust Officer                   D.C. Love..............Trust Officer
V.L. Hohenstein.........Trust Officer                   H.D. Neely, Sr.........Trust Officer
D.D. Kilgore............Trust Officer                   A.E. Schulz............Trust Officer
                                                        H.A. Shelbourn.........Assistant Trust Officer

D.J. Amen...............Employee Benefits Admin.        D.D. McLarney..........Personal Trust Admin. Officer
                        Officer
J.J. Borghoff...........Personal Trust Admin. Officer   J.L. Melchior-Kopp.....Personal Trust Admin. Officer
K.M. Callahan...........Personal Trust Admin. Officer   G.R. Schulte...........Operations Officer
R.A. Ericksen...........Personal Trust Admin. Officer   J.T. Stark.............Employee Benefits Marketing Officer
E.J. Foster.............Personal Trust Admin. Officer   A.E. Turco.............Operations Officer
M.T. Koley..............Personal Trust Admin. Officer   D.L. Vuagniaux.........Operations Officer
M.A. Koory..............Investment Officer              S.A. Wendt.............Investment Officer
S.R. Kryger.............Personal Trust Admin. Officer   J.G. Woolway...........Investment Officer

-------------------------------------------------------------------------------------------------------------------

===================================================================================================================================
FIRST NATIONAL BANK                                                                                         FORT COLLINS, COLORADO
-----------------------------------------------------------------------------------------------------------------------------------
DIRECTORS
  M.P. Driscoll                J.A. Duffey                    W.H. Fischer                D.L. Ghent               T.J. Gleason
  R.G. Gunlikson               B.R. Lauritzen                 D.   Markley                D.A. O'Neal              M.G. Otteman MD
  S.J. Schrader                W.K. Schrader                  M.J. Soukup                 D.L. Wood
-----------------------------------------------------------------------------------------------------------------------------------

       T.J.  Gleason,  Chairman                                      M.P. Driscoll,  President
-----------------------------------------------------------------------------------------------------------------------------------
R.G. Gunlikson...........Executive Vice President             C.L. Schott............Vice President
D.D. Rowe................Senior Vice President                K.A. Slavick...........Vice President
T.M. Sargent.............Senior Vice President                D.G. Swartz............Vice President
S.P. Shelley.............Senior Vice President                R.M. Seiler............Vice President
L.D. Wood................Senior Vice President                J.H. Trupp.............Vice President
J.B. Barthlama...........Vice President                       M.A. Whitaker..........Vice President
D.E. Eikner..............Vice President                       E.L. Wilkins...........Vice President
D.O. Johnson.............Vice President                       G.R. Williams..........Vice President
J.A. Larsen..............Vice President                       T.K. Campbell..........Assistant Vice President
M.S. McCambridge.........Vice President                       K.B. Flint.............Assistant Vice President
V.L. Morley..............Vice President                       D.A. Grant.............Assistant Vice President
S.A. Nabors..............Vice President                       C.S. Harrison..........Assistant Vice President
B.E. Pearson.............Vice President                       J.R. Lovell............Assistant Vice President
R.O. Pearson.............Vice President                       D.L. Moen-Wright.......Assistant Vice President
L.F. Scheinost...........Vice President                       R.A. St. John..........Assistant Vice President

J.D. Norwood.............Second Vice President                J.D. Bierwirth.........Correspondent Banking Officer
                         Correspondent Banking

D.L. Bowen...............Customer Service Officer             B.F. Meneely...........Senior Trust Administrator
J.L. Clayshulte..........Internal Financial Analyst           T.K. Ostic.............Dealer Loan Officer
V.L. Connell.............Teller Operations Manager            T.L. Pace..............Teller Operations Manager
G.S. Gernert.............Private Banking Manager              M.P. Peterson..........Executive Secretary
R.P. Goette..............Advertising Manager                  M.W. Raabe.............Administrative Services Manager
K.P. Gunderson...........Investment Officer                   N.L. Rehme.............Trust Account Executive
T.D. Holloway............Assistant Controller                 K.J. Reynolds..........Loan Officer
C.L. Johnson.............Investment Officer                   G.W. Rudolph...........Senior Trust Administrator
L.S. Kilburn.............Employee Benefits Admin. Officer     E.W. Smith.............Loan Receivables
B.R. Long................Teller Operations Manager            S.P. Sundquist.........Secretary to the Board of Directors
J.W. MacMillan...........Business Development Officer         A.D. Talley............Accounting Officer
E.J. McCallum............Training Coordinator                 J.L. Wagner-Budd.......Mortgage Loan Officer


====================================================================================================================================
FIRST NATIONAL BANK AND TRUST COMPANY OF COLUMBUS                                                                 COLUMBUS - NORFOLK
------------------------------------------------------------------------------------------------------------------------------------
DIRECTORS
     D.N. Dworak           R.J. Emrich              J.F. Lohr            R.P. Loshbaugh           J.M. Peck             S.K. Ritzman
     N.W. Rogers           D.M. Schupbach           D.G. Smith           W.H. Smith               C.R. Walker
------------------------------------------------------------------------------------------------------------------------------------

                                                 J.M. Peck,  President - Columbus
J.M. Bator...............Senior Vice President                W.W. Flint.............Vice President & Comptroller
C.D. Lehr................Senior Vice President                G.B. Micek.............Vice President
L.D. Marik...............Senior Vice President                L.L. Redel.............Vice President
D.M. Schupbach...........Senior Vice President                J.R. Scott.............Vice President
A.L. Ashment.............Vice President                       C.L. Shotkoski.........Vice President
P.A. Canaday.............Vice President                       R.R. Braithwait........Assistant Vice President

K.M. Barcel..............Assistant Operations Officer         D.C. Luckey............Agricultural Representative Officer
L.H. Ebel................Purchasing & Security Officer        P.L. Miller............Lending Div. Oper. Officer
R.R. Haskell.............Loan Officer                         H.A. Olk...............Mortgage Loan Officer
E.A. Haskins.............Trust Operations Officer             L.C. Schmidt...........Assistant Comptroller Officer
S.I. Heavican............Customer Service Officer             J.M. Scovel............Teller Services Officer
K.K. Hurner..............Branch Manager and Oper. Officer     M.D. Sladek............Consumer Loan Officer
                                                              G.L. Sutton............Data Processing Officer

                                                L.D. Harkrader, President - Norfolk

E.A. Hamling.............Vice President                       J.C. Jacobs............Assistant Vice President
J.R. Mangels.............Vice President                       L.A. Piper.............Assistant Vice President



----------------------------------------------------------------------------------------------------------------------------------

30

================================================================================
FIRST NATIONAL BANK OF KANSAS                              OVERLAND PARK, KANSAS
--------------------------------------------------------------------------------
DIRECTORS
            L.A. Acker           B.T. Embry, Jr.           J.W. Henry
            S.C. Lang            J.A. Polsinelli           M. Scafe
--------------------------------------------------------------------------------
                             S.C. Lang, President

M.K. Horner .......  Senior Vice President                    M.L. Mitchell .......  Second Vice President
T.D. Robinson .....  Senior Vice President                    C.A. Shy ............  Second Vice President
M.M. Snyder .......  Senior Vice President                    R.R. Weeda ..........  Second Vice President
M.J. Watson .......  Controller                               D.L. Adair ..........  Banking Officer
M.M. Falls ........  Vice President                           D.L. Gunter .........  Banking Officer
T.L. Oltjen .......  Vice President                           S.B. Manning ........  Commercial Loan Officer
J.H. West .........  Vice President                           S.H. Miley ..........  Human Resources Officer
G.L. Dysart .......  Trust Officer                            M.K. Mitchell .......  Commercial Loan Officer


================================================================================
FIRST NATIONAL BANK         NORTH PLATTE--ALLIANCE--CHADRON--GERING--SCOTTSBLUFF
--------------------------------------------------------------------------------
DIRECTORS
    J.W. Henry         J.D. Keenan         D.D. Kilgore         L.H. Kolkman
    W.J. Pfister       G.M. Trego          R.M. Tysdal
--------------------------------------------------------------------------------
                            L.H. Kolkman, President

W.J. Pfister ......  Senior Vice President                    S.M. Lamon ..........  Vice President
D.   Petersen .....  Senior Vice President                    J.S. McGhehey .......  Vice President
D.D. Kilgore ......  Vice President & Trust Officer           D.E. Shiffermiller ..  Vice President
G.S. Acheson ......  Vice President                           G.W. Wilke ..........  Vice President
S.R. DeBoer .......  Vice President                           D.L. Wudel ..........  Vice President

B.   Ailts ........  Commercial/Ag. Loan Officer              C.R. Miller .........  Credit Officer
M.   Allberry .....  Mortgage Loan Officer                    J.S. Palmer .........  Mortgage Loan Officer
T.J. Allen ........  Commercial Loan Officer                  H.   Schott .........  Ag. Loan Officer
P.K. Brown ........  Retail Banking Officer                   W.J. Schramm ........  Operations Officer
S.A. Buhrdorf .....  Loan Officer                             M.E. Swanton ........  Marketing Officer
B.K. Frevert ......  Ag. Loan Officer                         K.J. Steger .........  Human Resources Officer
L.A. Hoffmann .....  Financial Officer                        M.O. Thomas .........  Compliance Officer
K.A. Keenan .......  Operations Officer                       D.M. Wolfe ..........  Retail Banking Officer


================================================================================
THE FREMONT NATIONAL BANK AND TRUST COMPANY                    FREMONT, NEBRASKA
--------------------------------------------------------------------------------
DIRECTORS
     R.   Dunklau         W.R. Emanuel        J.A. Haslam        H.H. Hill
     T.J. Milliken        D.N. Simmons        C.R. Walker        R.O. Wikert
--------------------------------------------------------------------------------
         T.J. Milliken, Chairman                D.N. Simmons, President

J.A. Hoshor ....  Senior Vice President                  N.J. Keisler ....  Vice President
M.L. Semrad ....  Senior Vice President                  B.E. Qualsett ...  Vice President
J.E. Twidwell ..  Sr. Vice President & Trust Officer     T.L. Roumph .....  Vice President
J.E. Klebe .....  Vice President & Cashier               K.L. Schneider ..  Vice President
M.L. Schatz ....  Vice President & Trust Officer         J.H. Wallace ....  Vice President
D.W. Hartmann ..  Vice President                         J.K. Mace .......  Asst. Vice President & Trust Officer

R.D. Baumert ...  Ag. Loan Officer                       D.K. Fritz ......  Personal Banking Officer
R.E. Bendig ....  Comptroller                            J.A. Kasper .....  Assistant Trust Officer
G.J. Byers .....  Retail Banking Officer                 D.A. Mallette ...  Marketing Officer
F.M. Dunn ......  Assistant Operations Officer           T.S. Seawall ....  Retail Banking Officer
                                                         T.K. Vering .....  Assistant Cashier



--------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------------
PLATTE VALLEY STATE BANK & TRUST COMPANY                                                                        KEARNEY, NEBRASKA
---------------------------------------------------------------------------------------------------------------------------------
DIRECTORS
           B.D.  Hansen         J.M.  Horner          P.G.  Kotsiopulos         R.W. Marshall         W.R.  McKinney
           D.A.  O'Neal         R.P.  Sahling         M.A.  Sutko               G.J.  Tomka
---------------------------------------------------------------------------------------------------------------------------------
        W.R.  McKinney, Chairman                                               M.A. Sutko,  President
B.D.  Hansen............  Executive Vice President                      J.F.  George..........  Vice President & Cashier
I.F.  Drake.............  Vice President                                A.D.  Kegley..........  Assistant Vice President
R.D.  Horst.............  Vice President                                B.E.  Pierce..........  Assistant Vice President
P.J.  Landon............  Vice President                                S.L.  Pomajzl.........  Assistant Vice President
F.J.  Medo, Jr..........  Vice President                                B.J.  Roland..........  Assistant Vice President
A.K.  Petr..............  Vice President

J.S.  Baker.............  Assistant Cashier                             P.C.  Hove............  Commercial Loan/Compliance Officer
C.L.  Burchell..........  Assistant Cashier                             R.D.  Jackson.........  Human Resources Officer
K.J.  Flaherty..........  Consumer Loan Officer                         J.M.  Jelden..........  Branch Manager
M.E.  Hampton...........  Assistant Operations Officer                  D.K.  Neill...........  Operations Officer
V.L.  Harper............  Marketing Officer                             J.D.  Stumbo..........  Consumer Loan Officer
                                                                        M.J.  Sukstorf........  Assistant Cashier
---------------------------------------------------------------------------------------------------------------------------------
FIRST NATIONAL BANK SOUTH DAKOTA                                                                            YANKTON, SOUTH DAKOTA
---------------------------------------------------------------------------------------------------------------------------------
DIRECTORS
       J.L.  Doody         E.J.  Eliopoulos         W.P.  Foss         M.L.  Hall         R.A.  Johnson         J.M.  Smith
---------------------------------------------------------------------------------------------------------------------------------
                                                     R.A.  Johnson, President
M.L.  Hall..............  Vice President                                D.A.  Miller..........  Assistant Vice President
J.L.  Pesek, Jr.........  Vice President                                M.C.  Reiner..........  Assistant Vice President
A.    Schumacher........  Vice President                                L.J.  Daum............  Compliance Officer
J.M.  Smith.............  Vice President & Cashier                      E.F.  Wright..........  Marketing Officer

                                                       FIRST BANKCARD CENTER

J.L.  Doody.............  Senior Vice President                         D.G.  Baker...........  Operations Officer
J.W.  Barry.............  Vice President                                D.J.  DeJean..........  Operations Officer
T.R.  Heller............  Vice President                                L.A.  Gass............  Operations Officer
J.G.  Langenfeld........  Vice President                                J.L.  Wilson..........  Operations Officer
J.W.  Shanahan..........  Vice President
---------------------------------------------------------------------------------------------------------------------------------
UNION COLONY BANK                                                                                               GREELEY, COLORADO
---------------------------------------------------------------------------------------------------------------------------------
DIRECTORS
    G.W.  Doering        H.G.  Evans             R.C.  Hummel        K.    Kosmicki        B.R.  Lauritzen        J.R.  Listen
    L.W.  Menefee        V.R.  Nottingham        D.A.  O'Neal        R.A.  Ruyle           M.S.  Shirazi          M.V.  Shoop
    F.S.  Thomas         J.C.  Todd              J.M.  Todd          J.L.  Tuggle          D.W.  Wittnam
---------------------------------------------------------------------------------------------------------------------------------
      L.W.  Menefee,  Chairman                                                    J.L. Tuggle,  President

G.M.  Phillips..........  Senior Vice President                         M.L.  Romero..........  Vice President
J.L.  Anderson..........  Vice President                                L.L.  Schreiber.......  Vice President
D.L.  Bierwirth.........  Vice President & Controller                   D.W.  Taylor..........  Vice President
B.R.  Curry.............  Vice President                                J.F.  Taylor..........  Vice President
C.L.  Gentle............  Vice President                                G.G.  Thomas..........  Vice President
C.M.  Jarchow...........  Vice President                                C.R.  Armstrong.......  Assistant Vice President
R.E.  Knapp.............  Vice President                                T.L.  Hogue...........  Assistant Vice President
D.L.  Mulholland........  Vice President                                J.L.  Horner..........  Assistant Vice President
P.L.  Myers.............  Vice President                                S.R.  Mast............  Assistant Vice President
W.M.  Nichols...........  Vice President                                V.E.  Schrader........  Assistant Vice President
B.J.  Nickel............  Vice President                                K.K.  Sorensen........  Assistant Vice President
C.A.  Padbury...........  Vice President & Cashier                      D.A.  Thompson........  Assistant Vice President
M.J.  Rapuano...........  Vice President                                S.R.  White...........  Assistant Vice President

J.M.  Amen..............  Compliance Officer                            F.    Gonzalez........  Loan Officer
R.J.  Arisman...........  Consumer Loan Officer                         C.C.  Graves..........  Consumer Loan Officer
M.E.  Audette...........  Marketing Officer                             N.A.  Knaub...........  Trust Officer
N.A.  Barrett...........  Operations Officer                            P.L.  Leichliter......  Security Officer
M.T.  Clarkson..........  Mortgage Loan Officer                         L.J.  Pearson.........  Mortgage Loan Officer
D.L.  Contreras.........  Loan Operations Officer                       K.A.  Taylor..........  Human Resources Officer
                                                                        J.E.  Vincent.........  Bankcard Officer
---------------------------------------------------------------------------------------------------------------------------------

===============================================================================================================================
COLLECTION CORPORATION OF AMERICA
-------------------------------------------------------------------------------------------------------------------------------

J.K. Keady.......................Vice President                  D.E. Kozeny...................Vice President/General Manager


===============================================================================================================================
DATA MANAGEMENT PRODUCTS
-------------------------------------------------------------------------------------------------------------------------------

E.J. Eliopoulos..................Chairman                        J.A. Mills....................President


===============================================================================================================================
FIRST NATIONAL SERVICES CORPORATION
-------------------------------------------------------------------------------------------------------------------------------

D.A. Fees........................Director, Loan Review           L.L. Asche.....................Loan Review Officer
R.R. Lockhart....................Director, Internal Audit        C.P. Clancy....................Loan Review Officer
                                                                 E.F. Kentch....................Operations Officer


===============================================================================================================================
FIRST OF OMAHA MERCHANT PROCESSING
-------------------------------------------------------------------------------------------------------------------------------

                                                 E.S. Turille, President

D.M. Gerhard.....................Executive Vice President

B.J. Gregg.......................Senior Vice President           D.G. Becht....................Assistant Vice President
N.W. Baxter......................Vice President                  L.S. Biggs....................Assistant Vice President
D.G. Chester.....................Vice President                  M.G. Dittmer..................Assistant Vice President
T.A. Gonzalez....................Vice President                  M.F. Hallowell................Assistant Vice President
M.L. Kauffman....................Vice President                  B.R. Henderson................Assistant Vice President
K.K. Lercara.....................Vice President                  K.L. Jenkins..................Assistant Vice President
M.C. Phelan......................Vice President                  M.R. Swartz...................Assistant Vice President
C.A. Rose........................Vice President                  J.S. Turner...................Assistant Vice President

D.K. Barker......................Operations Officer              E.E. Lane.....................Marketing Officer
L.A. Gilmore.....................Operations Officer              T.J. Metcalf..................Marketing Officer
K.M. Keating.....................Risk Management Officer         D.G. Watkins..................Operations Officer


===============================================================================================================================
PLATTE VALLEY FINANCE COMPANY
-------------------------------------------------------------------------------------------------------------------------------

D.E. Shiffermiller...............President                       D.   Petersen.................Treasurer
W.J. Pfister.....................Vice President                  R.L. Miller...................Manager


===============================================================================================================================
RETRIEVER PAYMENT SYSTEMS
------------------------------------------------------------------------------------------------------------------------------

                                                 W.L. Raines, President

W.H. Higgins.....................Vice President, Sales           G.W. Norvell..................Research & Development Officer
B.   Levitt......................Quality & Compliance Officer    J.L. Raines...................Client Relations Officer
                                                                 T.M. Tuggle...................Accounting Officer



------------------------------------------------------------------------------------------------------------------------------